TECHNICAL REPORT
BY
DR. NIMR ARAB

EVALUATION SURVEY OF THE
STRESSFIELD DETECTOR TECHNOLOGY
CONDUCTED IN SYRIA DURING 2004

September 18, 2004

CERTIFICATE OF QUALIFICATIONS
AND INDEPENDENCE OF DR. NIMR ARAB

►	BSC Honors in Geology and MSC in Applied Geophysics from Birmingham University

►	PHD in Applied Geophysics from Leicester University in the U.K.

►	30 years of experience in the petroleum and natural gas industry with a specialization in exploration processes and technology

►	Executive positions with the Syrian Petroleum Company in Syria and with the Ministry of Petroleum and Mineral Resources in Saudi Arabia

►	Previous Exploration Manager for Shell Syria (until September, 2003)

►	Member of various Syrian and international institutes and technical societies

►	Currently an independent consultant in the oil and gas sector

Dr. Arab has been retained by NXT to review the results of a survey conducted utilizing stress field detection technology in Syria during 2004.

/s/ Dr. Nimr Arab
Dr. Nimr Arab

TABLE OF CONTENTS

1. Conclusions and Recommendations	4
2. Purpose of Study	8
2.1 Background	8
2.2 SFD Technology	9
2.3 Company Overview	15
3. Scope and Procedures	16
3.1 Why was Syria chosen over other testing environments?	16
3.2 Blind Test	16
3.3 Test Flight Parameters	17
3.4 SFD Interpretation Process	18
3.5 Presentation of analysis to Syrian Petroleum Company and the Syrian Ministry of Petroleum and Mineral Resources	19
4. Verification	21
4.1 Syrian Petroleum Company Evaluation Process	21
4.2 Syrian Petroleum Company Committee Conclusion	22
5. Discussion of Results	24
5.1. What parameters are the tools designed to identify?	24
5.2. What is the accuracy of the tool and analysis?	24
5.3. How does this compare to previous tests conducted by NXT?	25
5.4. What are the limitations of the tool?	25
5.5. How could interpretation and testing procedures be enhanced?	25
5.6. SFD survey and analysis compared with seismic surveys	26
5.7. Observed timing of the survey and follow-up analysis	26
6. Recommendations and Applications	27

Appendix I: Testing Environment
Appendix II: Map of SFD Anomalies
Appendix III: Prospect Areas and Potential Areas Maps
Appendix IV: Syrian Evaluation Map of NXT Prospect Areas
Appendix V: SPC Report
Appendix VI: SPC Map of Known Structures
Appendix VII: SFD Signal Example
Appendix VIII: Valentine Report

1.	CONCLUSIONS AND RECOMMENDATIONS

The survey conducted with Stress Field Detection (“SFD”) technology in Syria during 2004 confirms the application of the technology as a wide area reconnaissance tool that can be applied to focus conventional exploration activities.

The SFD technology can be applied to high grade prospects that can be confirmed with conventional exploration techniques, including seismic, significantly increasing the success of exploration while materially reducing both time and costs.

SFD sensors are airborne exploration tools that employ a unique technology at a low cost to measure stress regime distributions associated with tectonic events. The tools can identify subsurface structures that have a high likelihood of bearing hydrocarbons over a wide range of geological environments and depths, focusing and reducing the time and expense associated with conventional exploration.

NXT conducted a 5,800 km (3,635 miles) blind survey test over an area comprising 61,000 km2 (23,835 miles2) encompassing one third of the area of Syria. The survey data was acquired over a period of six days and was closely controlled by the Syrian air force personnel. The Syrian Petroleum Company (“SPC”) established the SFD flight parameters and survey grid. Using SFD interpretation protocols developed in North America, NXT evaluated the resulting data without any access to geological or production information. NXT had no opportunity to modify or calibrate interpretation protocols developed in North America and NXT was not permitted to retrace flight patterns or to cross anomalies from several directions other than when anomalies occurred at the intersection of survey lines in the preset grid.

NXT identified and submitted 17 “Prospect Areas” which are significant anomalies crossed by more than one grid line, and contain structure(s) with high potential for hydrocarbon accumulation. NXT’s Prospect Areas correctly identified 12 known drilled areas, 11 of which are cumulatively producing over 200,000 boepd and one of which is not presently economic. Three known but undrilled seismic anomalies were also identified as Prospect Areas, along with two Prospect Areas in unexplored regions that were recommended by NXT for future exploration. NXT also submitted tables identifying individual structures to SPC. By letter dated May 11th, 2004, SPC advised NXT that the survey had successfully identified 108 known structures crossed by the grid and had missed 29, a success rate of 79%. NXT has flown, acquired, processed and interpreted all SFD data and submitted all reports, maps and tables within 32 days to the Syrian Petroleum Company and the Ministry of Petroleum and Mineral Resources of Syria.

The survey results are summarized below:

Individual Structures		Prospect Areas

137		17
●	108 successful	● 12 drilled
●	29 misses	● 11 producing
● 1 uneconomic
3 known seismic anomalies
2 unknown and unexplored

NXT chose Syria to establish that the technology was applicable in younger, less explored geological sequences that characterize many of the world’s major basins and to demonstrate that NXT can perform a wide area survey and effectively analyze data addressing logistics and regulatory issues in an international environment.

The Syrian test culminates a period of 12 years of development of the SFD technology by inventor George Liszicasz and by NXT. Previous tests conducted in Canada and the U.S. strongly indicated the potential of the SFD technology but no survey of similar scope has been performed previously; over a wide area where geological data could be correlated to known production and results without prior access to any geological or geophysical data.

Several general observations can be made with respect to the application of the SFD technology:

►
The SFD sensors were observed to respond to both structural and stratigraphic traps in both compressive and expansive environments for reservoirs at a range of depths associated with the Syrian sedimentary basin.

►
The SFD sensors can be applied to high grade prospects which can be confirmed with conventional exploration techniques, including seismic, significantly increasing the success of exploration while materially reducing both time and cost.

►
The high degree of correlation between the SFD results and the known structures and producing fields within Syria was very encouraging because the testing was conducted in less than optimal conditions:

♦
The survey grid was proscribed by SPC. Although the grid was clearly designed to fly over certain areas known to have production capability by SPC, the grid did not follow the procedures which would normally be set by NXT. Ordinarily, the SFD signals would be evaluated during the survey allowing NXT to design additional survey lines from different directions over Potential Areas. Signal development can also occur when the survey tool passes in close proximity of a structure. Although, these incidents are highly valuable, they were not taken into consideration by SPC, only direct hits were accepted. Altering the grid pattern in time would remove these uncertainties.

♦
The data was analyzed without reference to any geological or geophysical data. The lead interpreter, Mr. Liszicasz, was provided only with a signal and a time scale with which to make his interpretation. Ordinarily, results would be checked and calibrated against known geological and geophysical parameters.

♦
There was no opportunity to calibrate the SFD against known geological features in Syria. The interpretation protocols used in Syria had been developed in North America. Accurate protocols are particularly important in detecting more subtle anomalies associated with stratigraphic rather than structural features. The protocols nonetheless demonstrated a high correlation.

►
The SFD tool can be used very effectively in conjunction with conventional exploration techniques. When used as a wide area reconnaissance tool, the SFD will point to those areas with the highest prospective potential. Only anomalies which are confirmed with several SFD lines can be ranked as Prospect Areas. Following the SFD survey, a conventional seismic program would be conducted upon those Prospect Areas which would anchor a further drilling and development program. In this way, the uncertainty associated with exploration of a vast acreage can be reduced. As a result, the conventional exploration can be conducted on a much smaller area where the economics can be better understood and controlled.

►
The SFD tool clearly identifies structural development. It can show both structural and stratigraphic features and can indicate the presence of reservoir fluids although it does not distinguish between gas, oil and water. The full potential of the SFD tool could not be evaluated in the Syrian test as a result of the continuing confidentiality of much of the production and reservoir information held by SPC. The identification of the major producing structures was nonetheless a very significant accomplishment.

►
With respect to depth of structures, the SFD tool can indicate whether one structure is deeper in comparison to another one. It has been observed that certain SFD sensors appear to respond to structures at different depths, although the SFD sensors do not have the ability to resolve the actual depth of the geological structures. Further seismic is, however, required to define these features.

In conclusion, the speed and accuracy with which the SFD tool identified Prospect Areas resulted in what should become an entirely new method of exploring frontier areas for hydrocarbon deposits. Currently, there is no other available technology that the author is aware of that is capable of surveying comparably large areas and generating high quality prospects within the timeframe offered by the SFD technology.

Ninety-two percent (11 of 12) of the Prospect Areas identified by the SFD tool had been drilled and tested by SPC and contained fields currently producing over 200,000 boepd. Five additional Prospect Areas identified by the SFD tool contained two new structural discoveries and three other structures confirmed by seismic but not yet drilled.

Comparative results indicated that the SFD technology has the ability to identify individual subsurface structures as defined by seismic. The survey grid designed by SPC crossed 137 individual structures of various sizes and quality during the 5,800 km (3,625 miles) test. The degree of accuracy in Syria for all SFD structural anomalies was found to be 79% (108 of 137).

2.	PURPOSE OF STUDY

The purpose of this Technical Report is to evaluate the performance of the SFD technology as a wide area reconnaissance tool in a variety of geological environments based upon the results of a blind evaluation survey conducted in Syria in March, 2004.

2.1	Background

NXT chose Syria for the conduct of an independent test to establish that the technology was applicable in younger, less explored geological sequences that characterize many of the world’s basins (See Appendix I: Testing Environment) and to demonstrate that NXT can perform a wide area survey and effectively analyze data addressing logistics and regulatory issues and in an international environment. Mr. George Liszicasz, the CEO and founder of NXT, made a number of technical presentations at the Oil & Gas Symposium held in Damascus, Syria in December, 2002 that emphasized the speed and accuracy of the SFD technology in aiding the identification of new hydrocarbon accumulations. The Ministry of Petroleum and Mineral Resources of the Syrian Arab Republic and SPC (the Syrian national oil company) expressed an interest in evaluating whether the SFD technology could be utilized in accelerating the discovery and development of Syria’s declining hydrocarbon resources. In particular, the Syrian Energy Minister, His Excellency, Dr. Ibrahim Haddad, who holds a PhD in nuclear physics, expressed an interest in considering the application of the technology.

NXT signed an agreement on February 18th, 2004 with SPC and the Ministry of Petroleum to conduct a blind airborne SFD technology evaluation survey at the expense of NXT. The survey grid was proscribed by SPC.

The timeline of the survey, the evaluation of results and the subsequent exchange of information is as follows:

►	March 20th - survey grid approved by SPC and given to NXT;

►	March 23rd - 28th - SFD survey;

►	April 1st - NXT presents the results of the survey to SPC;

►	April 4th - NXT submits an initial survey report to SPC;

►
April 26th - NXT provided a detailed survey report to SPC. This included revised Prospect Areas, Potential Areas, tables and revised structural anomaly tables. See Appendix III for maps representing the Prospect and Potential Areas;

►	May 10th - SPC provided NXT a known structure map. See Appendix VI;

►	May 10th - SPC provided NXT a map showing SFD anomalies at the same scale and with the same coordinate system as the structure map in Appendix VI. See Appendix II;

►	May 10th - SPC provided NXT the SPC committee meeting minutes describing the SPC test conclusions. See Appendix V;

►
May 11th - SPC provided an updated anomaly evaluation table entitled “Structure Comparison with SFD technology Anomalies”. See Appendix V. This information was released as per approval dated May 11th, 2004 of His Excellency the Minister of Petroleum and Mineral Resources to permit NXT to gain access to data from SPC related to the SFD survey;

►	July - SPC provided NXT a map evaluating the prospect areas with respect to known producing fields and other geological information. See Appendix IV;

The conclusions reached in this report are based upon an analysis of the information described above and additional data specific to the SFD technology provided by NXT.

2.2	SFD Technology

While the author is a Professional Geophysicist, the analysis presented in this section is based substantially upon discussions with NXT and empirical observations of data obtained from SFD sensors relative to geological and geophysical data held by SPC. The author has not attempted to conduct a detailed analysis of the principals underlying the technology. Additional information regarding the technology is available directly from NXT.

Summary

The SFD sensor is a passive transducer that responds to stress fields associated with significant subsurface tectonic events which are, in turn, associated with trapping mechanisms for oil and natural gas and the presence of fluids (oil, natural gas or water) in those traps. The exact nature of the energy field that the sensor responds to, and referred to as Stress Induced Energy field is under study and not well understood. According to the inventor, George Liszicasz, this naturally occurring energy field is inherently linked to matter, particularly crystalline structures that are subjected to geomechanical stresses. The SFD sensors respond to energy gradients developed as a result of the redistribution of stress regimes in the subsurface. Although, the origin of the stress induced energy field has been theorized as being due to materials under stress, the exact mechanism of the generation and detection of this energy field is not well understood and largely unexplained in the literature. The author has, however, observed that there is a substantial body of empirical evidence arising from both the Syrian test and prior survey activities in Canada and the U.S. that shows a strong correlation between the observed response of the SFD sensors with the development of both structural and stratigraphic traps.

The following is a summary of some of the key elements of the development and status of the SFD technology:

►	The SFD phenomenon was discovered as a result of experimentation and observation.

►	There is a sound basis in the literature for the recognition of stress fields due to force regimes that are associated with geological events.

►	The SFD shows a measurable multiple sensor response to the presence of faults. Literature has numerous references to the significant development of stress fields in all stages of fault development.

►
George Liszicasz and NXT have maintained the confidentiality of the design of the SFD to preserve the competitive advantage of the company. No patents have been sought in respect of the SFD because the technology remains in the early stage of development and there is a possibility that future modifications could be made to the concepts and sensors that would not be subject to the patent restrictions, thereby also nullifying NXT’s competitive advantage.

SFD Development History

The observations that led to the development of the SFD technology originally occurred more than 10 years ago. George Liszicasz was conducting experiments with respect to the property of certain materials when he observed a phenomenon with respect to crystalline structures that he could not explain. Mr. Liszicasz theorized that the change in the electronic transport capability of the material was related to certain dynamic events in the environment which he later characterized as stress events. Mr. Liszicasz tested this hypothesis through the development of successive generations of the sensor and concluded that it was responding to the redistribution of stress regimes in the subsurface primarily caused by tectonic events. Examples of physical contrast of material properties between the deposit and its surroundings in the subsurface are the difference in magnetic susceptibility, sound wave reflections, density difference, or the redistribution of stresses. With the SFD technology it is possible to measure a stress gradient. Mr. Liszicasz arrived at this conclusion after conducting numerous SFD tests against known major geological events such as faulting and obtaining measurable responses over significant hydrocarbon traps.

Seeing a commercial application of the SFD technology, Mr. Liszicasz focused research and development in relation to increasingly reliable sensor that would respond to oil and gas trapping mechanisms with a higher degree of certainty. At the same time, Mr. Liszicasz commenced development of a theoretical base for the phenomenon which he was observing. He theorized the existence of stress energy fields associated with tectonic stress regimes surrounding petroleum and natural gas accumulations and other geological events. It took a number of years to identify certain key processes taking place in the sensor and develop a remote sensing capability suitable for hydrocarbon exploration. In 1997, he moved the sensor system from a ground based vehicle into an airplane.

Today, under the direction of Mr. Liszicasz, a number of individual SFD sensors have been developed in cooperation with highly trained scientists and technical personnel of NXT. This new generation of sensors was designed and fabricated to respond to different geological events. One type of sensor appears to respond to reservoir development while another responds to deeper structural changes occurring in the basin. The fundamental design principle for these sensors is the measurement of stress energy field gradients associated with geological events. The latest array consists of four to six sensors and the combination of the signal responses has now enabled a far more detailed interpretation of the underlying geological events. See appendix VII for an example of the SFD signals.

The Existence of Stress Fields in the Literature

The existence of stresses associated with geological events is well documented in the literature

Rocks are subject to natural stresses called in-situ stresses. Knowledge of the in-situ stress field is very important in many problems dealing with rocks in petroleum engineering as well as in geology and geophysics. The last 30 years have seen a major advance in our knowledge of in-situ stresses. A large body of data on the state of stress in the near surface of the Earth's crust (upper 4-5kms of the crust) is now available. New theories have been proposed regarding their origin and various techniques have been developed to measure in-situ stresses.

The magnitude and orientation of in-situ stresses are not directly measurable. Stress is traditionally determined through stress-in-situ measurements in rocks and usually involves very small displacements in three dimensions. The objective is to determine the principal strain directions and to infer the orientation of the in-situ principal stress.

Forces are exerted on the rock through certain orientations and are resisted by stress within the rock. The force is defined by a first order tensor (the three components of the force vector) whereas stress, a mathematical entity, is expressed using a second order tensor (the nine components of the stress tensor). In-situ stress analysis requires a scrutiny of all available data types: borehole images, drilling records, acoustic anisotropy, well and laboratory measurements, and geologic information.

Stress and strain are examples of field tensors whereas tensors which measure crystal properties, such as magnetic susceptibility, are matter tensors. Matter tensors must conform to crystal symmetry whereas stress is not a crystal property but is akin to a force impressed on the crystal. Both field and matter tensors have similar special forms.

The measurement of strain has obvious applications in earthquake detection and observations associated with major tectonic events. Much has been written on this subject and considerable work has gone into developing a world stress map (WSM) to facilitate analysis and prediction. WSM has arisen through a cooperation of various research institutes and oil and geothermal companies.

A study of stress regimes associated with oil and gas reservoirs has also had important implications, particularly in respect of geomechanics related to the design of efficient secondary recovery mechanisms. As an example, in situ reservoir stresses control the initiation, re-opening and propagation pressures and direction of induced hydraulic fractures. Therefore, knowledge of in situ stress orientation and magnitude is important when establishing the well pattern and spacing for waterflood that seeks high injection rates with high sweep efficiency. In another example, a high degree correlation has been found between critically stressed faults and hydraulic conductivity in a variety of wells drilled to mid-crustal depths.

Methods have been developed to compute in situ stresses in anisotropic rock deformation in hydrocarbon bearing structures and to predict reservoir fracturing and fracture properties as a function of material properties, structural position and tectonic stress. It is interesting to note that models indicate that the presence of shale layers lead to mechanical decoupling of the structural deformation of the shallower sediments and the underlying sediments and basement. Models can also show the impact upon stress regimes through faults which divide a structure into compartments with different levels of pressure, stress and rock failure. It has been postulated that these models can assist classic interpretation of seismic and well bore data.

There are a wide number of examples available in the literature where the study of stress regimes has had important applications in specific environments:

►
Measurements have been conducted over a 25-year period of stress data for Australia’s major eastern sedimentary basins (Sydney and Bowen basins) which have had recent applications in coal seam methane exploration.

►
Chevron Petroleum Technology Co. has developed a significant body of data inferring formation mechanical properties acoustically through the use of seismic 2-D and 3-D data sets to characterize geomechnical attributes between wells. Earth stress modeling impacts upon engineering applications, including well bore stability, sand prediction and fracture stimulation design.

►
Hydrocarbon exploration offshore Norway has demonstrated that leakage of reservoirs is a frequent reason for traps being partially or totally void of hydrocarbons. In these cases, the reservoirs have previously been hydrocarbon filled, but later events have led to escape of the trapped hydrocarbons which is believed to be induced by changes in absolute and effective rock stresses. The explorationist’s challenge is to give the required probabilities and volumes consistent with (a) the concepts of stress evolution in the area of interest over geologic time and (b) with the current belief of how the stress changes influence trapping capacity.

►
World stress map compilation of 1992 contained only approximately 100 reliable stress indicators for the Australian continent. These indicators have been considerably enhanced through the Australian stress map. Amongst other applications, researchers with the Department of Geology and Geophysics at the University of Adelaide have been involved in assessing structural permeability (focusing of fluid flow along structural elements) in hydrocarbons and ground water reservoirs and seals. For example, tight gas exploration in the Cooper Basin aims to intersect reservoir zones with enhanced structural permeability, whereas exploration in the Timor Sea where seal integrity is a problem aims to avoid seals breach due to enhanced structural permeability.

►
Research has shown that fractures are extremely common in the upper crust and are known to exert a significant control on fluid flow. The extent to which the fractures are exploited is dependent on the conductivity of the fracture network which is a function of fracture length, orientation and density. The magnitude of the fluid pressure relative to the stress field establishes the range of orientations of fractures that fluids are able to exploit and the mechanism of fluid flow.

►
In research prepared by Mobil Technology Company from Dallas, Texas, it is observed that understanding and correctly anticipating the local state of strain is important in hydrocarbon exploration, drilling and producing. Understanding full architecture, drilling and highly strained rocks, modeling fractured reservoirs, predicting potential hydraulically conducted fault geometries in designing successful secondary and tertiary recovery projects are all dependent on correctly anticipating the local tectonic style and horizontal shortening direction.

►
Most important may be research done by the Department of Geophysics at Stanford University which notes that there is empirical evidence from both the North Sea and the Gulf of Mexico indicating an apparently causal relationship between effective stress and hydrocarbon accumulations. Studies have been conducted to investigate dynamic mechanisms which may limit hydrocarbon column heights and control leakage in hydrocarbon reservoirs in both regions.

Theoretical Basis

The existence of stresses associated with geological events is well documented in the literature however there is essentially no data on the ability to measure stress fields directly or remotely. There is some suggestion in the literature that more detailed analysis of acoustic data associated with seismic may indicate stress anomalies and there is some other discussion in the literature that stress on crystalline structures can affect their electromagnetic properties. Neither of these concepts has been developed for oil and gas exploration.

The fields which are being measured by the SFD appear to be something new. To distinguish these fields from conventional energy fields and their measurement, the SFD sensors have been subjected to nuclear radiation, electromagnetic radiation, magnetic interference, static electric fields and inertial and gravitational acceleration. The sensor’s response has been insensitive to these energy forms, indicating that the sensors are responding to some other energy phenomenon.

While we consider with interest the possible theoretical underpinnings of the SFD technology, this report focuses primarily on the substantial body of empirical evidence which shows that the relationship exists and it can be further developed and refined in time to provide a valuable tool for the exploration of hydrocarbons.

SFD Response

The evidence supporting the existence of stress gradients in the subsurface is well established. The difference between the conventional measurement techniques and the SFD method is that the former is a direct in situ measurement of strains to calculate stress and the later measures the stress gradient remotely. The sensors respond as they pass over various stress regimes and the character of the signal response is indicative of specific geological events, such as the presence of faults and fractures and an indication of the presence of fluids in reservoirs. I have personally witnessed SFD signal responses related to known faults in the basins of Syria.

The interpretation of the SFD signals is based on pattern recognition and NXT has developed templates to qualify signal anomalies. In a SFD survey only a two dimensional line is surveyed and it is necessary to conduct the survey in a grid pattern to identify and confirm the strongest signal responses associated with structure and reservoir development. During the SFD survey the grid pattern can be modified to re-confirm and rank Prospect Areas which have a high potential for petroleum and natural gas development.

The author has also observed sensor responses related to both structural and stratigraphic traps. However, the stratigraphic traps are more subtle in character and require the development of templates which are compared against other similar features.

In order for the SFD to respond to changes in stress, it must itself be in motion.

2.3	Company Overview

NXT is a Canadian company headquartered in Calgary, Alberta that holds the exclusive right to employ SFD technology to evaluate petroleum and natural gas potential. NXT has been conducting SFD exploration surveys and tests in North America for in excess of 8 years in conjunction with the research and development of the technology and of the detector tool itself.

NXT is a publicly traded company in the NASDAQ OTC Bulletin Board under the symbol “ENXTF” and the Frankfurt Stock Exchange under the symbol “EFW”.

3.	SCOPE AND PROCEDURES USED IN THIS STUDY

3.1	Why was Syria chosen over other testing environments?

The primary goal of NXT in Syria was to demonstrate the capabilities of the new exploration technology and to gain worldwide recognition for SFD technology. NXT believes that the SFD technology is best utilized as a reconnaissance tool in underdeveloped and under-explored areas to permit conventional activities to be focused.

The company’s objective, as expressed to me, is to attract the interest of governments that desire to accelerate their existing oil and gas programs or to develop their untapped resources. In addition, NXT intends to work with other oil and gas companies that hold large under-explored concession blocks to conduct SFD surveys (“Contract Work for Fee”) or in the form of equity participation (“Joint Venture Partnership”).

In general, the SFD technology is suitable for exploring large unexplored tracts of land for hydrocarbons. These environments would include northern Canada, offshore areas, the Middle East and Africa. NXT has done testing in North America (see Appendix VIII) and carried out offshore exploration in the Port-Aux-Port area of Newfoundland, Canada in conjunction with PanCanadian Petroleum (now EnCana) and Encal Energy (now Calpine) that demonstrated the ability for the SFD tool to operate in areas overlaid by significant water depths.

In addition to the success of the North American testing, NXT identified it as a priority to verify the effectiveness of the technology in the Middle East and in Africa. Syria was chosen primarily because of its representative geology and the interest of the Minister of Petroleum in entertaining new technologies and in supporting the test.

3.2	Blind Test

NXT proposed a blind test survey to clearly demonstrate the ability for the SFD tool to identify Prospect Areas and geological structures on unexplored lands without recourse to geological or geophysical data. SPC agreed to design a survey flight grid and provided the start and end line coordinates to NXT. The Syrian Air Force approved the survey grid and provided two air force personnel to accompany the aircraft during the survey flights. Prior to the commencement of the survey, NXT and SPC agreed on the order of lines to fly on each day. NXT considered only the range of the Piagio Avanti aircraft and the refueling stop location of either Damascus or Aleppo in the line segment flight order.

A total of six consecutive days were allocated by the air force to complete the survey. At the end of day four it was evident that the original 15 survey line segments would be completed early and SPC decided to add four additional survey segments to be completed on day six. Two days of data acquired lacked the quality of signal response for interpretation. The worst of the two was re-flown. NXT recommends that all flights of poor quality data be re-flown but test parameters did not permit this to occur.

The survey grid was entirely designed by SPC and NXT was not allowed to change the grid in any way. SPC designed the grid to fly over known structures that were previously confirmed by seismic but not disclosed to NXT. The timing of the test was determined by the Syrian air force and no variance was permitted due to security concerns.

3.3	Test Flight Parameters

This test was the first airborne survey conducted in Syria by private aircraft operating outside controlled airspace. The survey started on March 23rd, 2004 and continued for six consecutive days until March 28th, 2004. The original test design was to comprise a maximum of 12 flights with an initial length of 4,000 km of survey lines in an area covering approximately 61,000 km2. Ultimately, a survey of 5,800 km of useable data was conducted which did encompass the 61,000 km2 original design area.

The survey parameters were as follows:

►
A Piaggio Avanti P-180, twin-engine turbo propeller was used in the survey with an average ground speed of 320 kph (other planes can be adapted to the SFD survey). The Piaggio Avanti offers an appropriate speed and elevation with a minimum vibration which may impact the SFD sensors.

►	Four SFD sensors were deployed in the aircraft and were calibrated on the ground and not interfered with during the course of each survey.

►	Average altitude above mean ground level was 300 metres.

►	Survey was conducted over desert and mountainous areas.

►	Two flights per day.

►	12,500 km total flight distance.

►	Damascus and Aleppo were used as operations centres.

►	Final length of useable SFD data was 5,800 line kilometers over 61,000 km2.

3.4	SFD Interpretive Process

The processed SFD data was displayed in the form of four signals corresponding to each sensor on a time scale. NXT had no opportunity to correlate the signal and time scale to any known surface geological features or any information which could have been obtained from any other source in respect of the existing petroleum operations within Syria.

The author personally observed the interpretive process that was conducted primarily by George Liszicasz, the President of NXT. That process was based solely upon an interpretation of the signal development of all four sensors operating together.

The SFD system for ranking SFD anomalies using a 6-step ranking scale P, P+, P1, P1+, P2 and P2+. “P” represents the lowest level of potentiality and “P2+” represents the highest level of potential. (See Appendix II for maps.) For the purposes of reporting to SPC, NXT grouped the above SFD anomalies into three broader categories:

►
Category 1 SFD anomalies exhibit signal responses that are related to well developed structural traps and indicate strong potential hydrocarbon reservoir development. Category 1 SFD anomalies were compared by SPC to seismic and geological data. The anomalies of this category were:

i.	P1+
ii.	P2
iii.	P2+

►
Category 2 anomalies show signal response related to geological structures. Category 2 SFD anomalies were not compared to seismic. They were only compared to SPC geological maps. The anomalies of this category were:

i.	P
ii.	P+
iii.	P1

►
Category 3 includes all other significant SFD point anomalies. According to NXT’s definition, point anomalies are significant geological events that occur at a certain location in the subsurface geology. They include faulting, fracturing, local geological change (“GCH”). Regional geological change (“New-Geo”) and reservoir development (“Res-Dev”). These anomalous events may have short-term or long-term effects. None of the Category 3 anomalies were evaluated by SPC due to the sheer magnitude and detail of the data set provided to SPC. However, this category of anomaly is extremely important from a geological and geophysical standpoint because it serves as a pointer to directing exploration activities in highly diversified geological domains. The author has reviewed with SPC staff a number of the geological domain changes indicated by the SFD as New-Geo and found the SFD results very encouraging. A strong case can be made for continuing this comparison work as it could benefit Syria in areas where less geological data is available.

Upon completion of all the data review and the categorization of SFD anomalies in regard to the above mentioned system, each Potential Area is further reviewed and either classified as a prospect area or discarded. A Prospect Area contains structures with potential reservoir development and is recommended for immediate exploration and development.

In accordance with NXT’s standard protocols, a Prospect Area would then be a candidate for a focused 2D or 3D seismic program to confirm the SFD analysis and to fully delineate the prospects. The horizontal resolution of the SFD tool is reliable with respect to the indication of the beginning and ends of structural development and used to correlate with seismic data. The vertical resolution of the SFD tool rates structures as deep, medium depth and shallow; therefore seismic is required to determine potential formation depth. The seismic data will confirm interpretation, identify closure, determine formation depths and be used to select drilling locations.

See Appendix III for the maps of the Prospect Areas identified as a result of the Syrian survey.

3.5	Presentation of Analysis to Syrian Petroleum Company and the Syrian Ministry of Petroleum and Mineral Resources

On April 1st, 2004, NXT presented their findings to selected members of SPC and other distinguished members of the government. The objective of the presentation was the following:

1.	provide real time examples of the SFD signals and demonstrate how SFD is used in the identification of structures, Prospect Areas and other geological events;

2.	demonstrate to SPC and the Ministry the speed and accuracy of the SFD surveys; and

3.	provide a detailed explanation of the SFD sensors’ capabilities.

SPC requested a demonstration of the SFD interpretation and selection process. NXT selected line #17, a north-south line (250 km) flown on March 28th, 2004, for a demonstration that consisted of displaying four SFD sensor signals on one screen and the corresponding map of all SFD anomalies on another screen. SPC also selected line #9, an east-west line (300 km) flown on March 23rd, 2004, to independently confirm the results of the previous demonstration.

NXT provided results to SPC in a comprehensive report dated April 4th, 2004. The report included ten chapters and six appendices. The coordinates of the SFD anomalies were provided to SPC in an Excel spreadsheet. The coordinates of all interpreted SFD results were converted from WGS84 to unique internally used Lambert coordinates by SPC to prepare the maps of the SFD anomalies for comparison to the known geology and geophysics. By preventing NXT from having knowledge of the exact area coverage, it nullified the value of any data that could have been available in the public domain. The report included tables that outlined the anomalies that were found on each flight line. It also included tables that defined the “Prospect Areas” and the “Potential Areas”.

At the request of SPC, the April 4th, 2004 report was amended on April 26th, 2004 to reflect the size of Category 1 Prospects and to re-evaluate Prospect and Potential Areas. The April 26th amended report contained 17 Prospect Areas and 25 Potential Areas.

Provision of Information from Syrian Government

Under the project agreement, SPC undertook to compare the NXT interpretation of the SFD survey with data and information known only to SPC. The internal SPC data included seismic survey data and geological maps derived from regional surveys and well information. The primary comparison method was through the map prepared by SPC included in Appendix VI showing the location and outline of all known geological structures defined by seismic in the area surveyed. These structures were a combination of producing, drilled and non-producing and not drilled. As part of the agreement none of this information was provided to NXT until the survey results were submitted to SPC.

Following the official SPC reports, the author worked with SPC personnel to acquire additional information about the Prospect Areas and Potential Areas, drilling activity in the defined structures and known production in these areas. The attached map in Appendix IV was created by SPC personnel and given to the author in July, 2004 as part of written permission given by H.E. the Minister to NXT.

4.	VERIFICATION

4.1	Syrian Petroleum Company Evaluation Process

The SPC Technical Committee comprised of technical personnel of the SPC Exploration Department studied the findings presented by NXT and compared them to SPC data. In addition, SPC used isochrones maps and seismic sections in the correlation process available in the area surveyed. Appendix IV shows the map of SFD anomalies coinciding with the known structures.

The SFD evaluation was conducted to determine whether the SFD technology is capable of identifying structures and qualifying reservoirs. In addition, SPC wanted to assess the ability of the SFD tool and determine if the technology offers a competitive edge.

To evaluate the accuracy of SFD technology with respect to its ability of identifying subsurface structures, SPC has prepared a structural map with an overlay of the SFD structures. The SPC Technical Committee minutes were released to NXT in April, 2004 and the minutes were amended on May 11th, 2004 under a table titled “Structural Comparison with SFD technology Anomalies”. The SFD successfully identified 108 of the 137 SPC structures crossed - a 79% accuracy. (See attached SPC report in Appendix V.)

The SFD has also identified an additional 151 structures, most of which lie outside the area covered by seismic surveys.

The following results were stipulated for Category 1 anomalies:

1.
P2+ anomalies. Sixteen were identified. Twelve of these coincided with previously discovered and drilled structures. The other four anomalies were correlated to depressions between features. This corresponds to a 75% success ratio.

The author studied 16 P2+ SFD anomalies. In the author’s opinion, three of the four depression structures are of great importance since they occur in the immediate vicinity of producing fields and since SFD is a wide area exploration tool, eventually all three fields would have been discovered based upon conducting focused seismic. In addition, it is noted that the definition of these structures as they appear on SPC maps represent the boundary of the structures with respect to certain depth and, therefore, might not be the accurate definition of all the structures. This point should have been taken into consideration during the review process.

The fourth P2+ SFD anomaly corresponds to a significant gravity anomaly situated near a river where seismic has not yet been conducted.

2.
P2 anomalies. Twenty-one were identified. Twelve of them have coincided with discovered structures, seven anomalies were outside the structures and the last two anomalies have coincided with undrilled and discovered structures. This gives a success ratio of 66%. Again, a number of these seven P2 structures were not direct hits, but were in the immediate vicinity of the existing structures.

3.
P1+ anomalies. Nine anomalies were identified. Four of them coincide with drilled and producing structures, one is within undrilled structure and the other four are outside structures. This gives a success ratio of 55%. Again, a number of these four P1+ structures were not direct hits but they were in the immediate vicinity of the existing structures. A very focused small seismic program would have located all four.

The Category 2 anomalies do not carry the same weight as Category 1 and also seismic lines were not available to the evaluation committee.

Taking all the statistics into consideration, one can reach the conclusion that the number of points presented by NXT is 77 positive anomalies coinciding with discovered structures for Category 1. What is even more significant from a test point of view is that 28 are within drilled structures and 49 are within undrilled structures.

4.2	The Syrian Petroleum Company Committee Conclusion

“From the foregoing analysis the Committee has concluded that this technology would benefit in directing the seismic work in areas where seismic surreys are not available.”

SPC attached a table entitled “Structure Comparison with SFD technology Anomalies” on May 11th, 2004 to the Committee minutes. See Appendix V. This table compared the SPC map of geological structures with SFD anomalies from the NXT amended report.

The Committee conclusion is a positive statement by itself and has relied only on evaluating part of the final results. Due to time constraints, the review process has only considered the location of the discovered anomaly and was not able to evaluate other parameters. The author strongly believes that the final statement could have been more correct if the Committee had taken the following valid points into consideration:

1.
The review process has not considered the exact coincidence of the Prospect Areas with the known producing fields. Examples are in the large anomaly over the large field of Omar in the Euphrates Graben (which is producing 120,000 boepd) and the Sukhneh filed in the Palmyride Mountain chain.

2.	The review process considered the peak part of the anomalies and has not considered other information which was marked on the final maps like: GCH, STR, NEWGEO, etc.

3.	Subsequent work by SPC has reviewed and evaluated Prospect Areas, which is of vital importance in the exploration process.

The SFD technology identified 17 Prospect Areas of which, according to SPC, 12 were drilled and tested. See Appendix III.

a.	11 of the 12 drilled Prospect Areas contained producing fields currently producing over 200,000 boepd;
b.	1 Prospect Area was drilled and abandoned; and
c.	5 additional Prospect Areas identified by SFD were either new structural discoveries or structures confirmed by seismic but not yet drilled.

5.	DISCUSSION OF RESULTS

5.1	What parameters are the tools designed to identify?

The SFD technology is an airborne remote sensing system detecting a natural energy field related to changes in subsurface geological structures. SFD technology provides information on geological changes along the horizontal plane. The low vertical resolution of SFD technology is compensated by subsequent limited seismic work to verify structure and define exact depth. The SFD technology is not a direct hydrocarbon indicator. The tool may detect the presence of reservoir development, but it does not distinguish between gas, oil and water.

Advantages of SFD surveying:

1.	all terrain environment; onshore and offshore;
2.	non-intrusive, environmentally friendly method;
3.	wide area exploration capacity;
4.	identifies geological structures;
5.	identifies potential reservoirs in subsurface structures;
6.	focuses the exploration program;
7.	creates an inventory of high quality prospects;
8.	significantly shortens time to prospect identification;
9.	low finding cost;
10.	fast mobilization.

The SFD technology evaluation survey in Syria verified all of the above, except surveying in offshore terrains.

5.2	What is the accuracy of the tool and analysis?

In a report dated April 26th, 2004, NXT recommended 17 Prospect Areas totaling 2,900 km2 and 25 Potential Areas. Each of the Prospect Areas was compared to SPC data with the following results:

►	11 Prospect Areas are producing at a total of approximately 200,000 bopd;
►	1 Prospect Area was known structure, but dry;
►	2 Prospect Areas were known structures, but not yet drilled;
►	1 Prospect Area was a new structure not known to SPC;
►	2 structures SPC did not provide information.

Therefore, 11 of 12 Prospect Areas, or 92%, that have been drilled are producing.

Evaluation of the Potential Areas would require more SFD data and, therefore, cannot be commented on.

5.3	How does this compare with previous tests conducted by NXT?

The test results are very comparable to the test results obtained from prior surveys. Refer to the Valentine Report in Appendix VIII. Key comparisons are as follows:

1.	The 92% correlation rate between Prospect Areas and producing fields is similar to the 91% and 95% rates found in the Valentine Report.

2.	The time required to acquire 5,800 km of SFD data compared favourably to surveys conducted in North America.

3.
NXT was able to survey for 46% of total flying time. This is lower than North American performance, but still within the range of acceptable operational performance. The location of fuel was a key performance factor.

4.	The ability to acquire, process and interpret 180 km per day meets our North American performance objectives.

5.4	What are limitations of tool?

SFD cannot give any vertical resolution of the prospect areas and, therefore, a focused seismic program is required before drilling decisions can be made.

The effectiveness of the SFD tool is reduced during some flights due to the saturation of the sensors. As each individual flight progresses, the sensors react to the underlying geological structures. If these structures are significant, they can cause the saturation of individual sensors in certain operating modes causing the saturated sensor to become less responsive for the rest of the flight. This occurred on flight lines 12 and 8. The occurrence of this phenomenon is not completely predictable and, therefore, the author recommends that all flights in which one or more sensors become saturated are re-flown (also from the opposite direction) and that multiple sets of sensor arrays should be deployed on each flight to reduce the likelihood that all sensors of a particular type are saturated at the same time.

5.5	How could interpretation and testing procedures be enhanced?

The flight plans for the Syrian test were created by SPC and not optimized for SFD. Future SFD programs should be conducted on a grid pattern spacing that would maximize the likelihood of flying over anomalies. This would also increase the efficiency of flight operations. The final result of the SFD survey was the creation of Prospect Areas. The results should be integrated with all geological information to create an appropriate seismic program. The integration of the Prospect Areas with geological information and the results of the focused seismic program will create a high value end product.

NXT presently has a limitation on its capacity to process and interpret data. NXT has limited interpretation resources. NXT should create a program to train additional personnel to enhance its capacity. NXT should also look at computer modeling in an effort to increase processing and interpretation efficiency and capacity.

5.6	SFD survey and analysis compared with seismic surveys

A typical seismic crew can survey from 6 to 10 km per day. A SFD crew can survey approximately 1,000 km per day. For comparable areas, processing and interpretation of seismic data takes years versus months for SFD data. Therefore, SFD is a much more effective wide exploration tool. Once the Prospect Areas are defined, a focused seismic program is required to determine closure, depth and drilling locations.

5.7	Observed timing of the survey and follow-up analysis

The SFD test conducted in Syria required the following:

►	6 days of flight surveys covering 5,800 km;
►
12 days of processing and interpretation to provide the April 4th report. It should be noted that NXT personnel worked very long hours to achieve this. Under normal circumstances, the processing and interpretation would have taken 32 days;

►	20 additional days of processing and interpretation to create the April 26th amendment, which showed a marked improvement over the April 4th results.

6.	RECOMMENDATIONS AND APPLICATIONS

1.
SFD surveys should be flown in a grid pattern to maximize the number of intersections of two flight lines. The results of the Syrian test show that 17 of 18 known structures that were located at flight line intersections were found by the SFD survey. The total flight line intersections were over 50.

2.
As the ranking of the SFD anomalies decreases, the accuracy and coincidence rate with known structures and reservoirs also decreases. Forty-one Category 1 anomalies occurred above known structures, of which 34 have been drilled.

3.
The ability of the SFD technology in identifying other geological features named “Point Anomalies”, such as faulting, fracturing or a change in the geological domain, were not fully evaluated by SPC due to time constraints. The author’s preliminary study of the available geological data in Syria in this respect indicates that the SFD does display a high degree of accuracy in identifying these features. This aspect needs to be studied further through a joint SPC/NXT technical team.

4.	Based on the map provided by SPC, the “Prospect Areas” and “Potential Areas” identified by NXT were in excellent agreement with known geology and production.

5.	SFD should be used as an initial discovery tool to reduce the time, cost and risk of exploration. This would be followed up by a focused seismic program.

6.	Existing height, speed and type of aircraft produced exceptional results and therefore should not be changed.

7.	A grid pattern is the most efficient flight pattern. NXT should re-fly Potential Areas to determine if they should be upgraded to Prospect Areas.

8.	Sensor saturation occurs on some flights, requiring the flight to be re-done. NXT should employ multiple sensor sets on each flight to reduce this risk.

9.	NXT has a very limited processing and interpretation capacity and should evaluate alternatives to increase this capacity.

10.	SFD is an extremely valuable tool and should not be priced based on cost. NXT needs to determine pricing based on this value.

11.	The manufacturing process for sensors should be reviewed.

12.
The SFD survey technology can be used in compressive and expansive environments, for reservoirs in both carbonate and sandstone for onshore exploration of hydrocarbons at all current economic depths. Offshore environments have not been adequately tested and the author recommends that this be done in the future.

Appendix I: Testing Environment

1.1	The Tectonic/ Geologic terrains of the test area:

Syria is close to the leading edge of a continent / continent collision where the Arabian Plate is converging on Eurasia in roughly north-northwesterly direction. This collision is manifested in the active transform and convergent plate boundaries that are currently proximal to Syria, and have been so for most of the Phanerozoic. The events of these boundaries have largely controlled the Paleozoic and particularly Mesozoic- Cenozoic tectonic in Syria. (Figure 1 shows the location of the study area in relation to Arabian Plate).

The test area covers approximately 61,000 square kilometers of the Syrian territories, which makes approximtely 33% of the Syria. There are 3 main different geological terrains covering the SFD surveyed area.

1.
The central part of the area covers the eastern part of the Palmyrides mountain chain, which is a series of anticline structures, which have been affected severely by faulting. The main rocks are of Mesozoic age and the section has several hydrocarbon reservoirs.

Palmyride Area.

During most of the Phanerozoic the Palmyride zone was a sedimentary depocentre. The SW Palmyrides have been controlled by NW- dipping late Paleozoic and Mesozoic listric normal faults that were structurally inverted in the Neogene. A significant part of the thickening in the Palmyride Trough can be related to broad subsidence rather than extensional faulting particularly during the Triassic. In the Jurassic and Late Cretaceous normal faulting dominated. Since Late Cretaceous, the Palmyrides have been subjected to episodic compression leading to folding and to the currently observed topographic uplift.

Source rocks in the Palmyrides have generally been buried to greater depths relative to sources elsewhere in Syria and this zone largely gas and condensate bearing. Most of the gas is found in the Triassic carbonate section. Traps have been created in late Paleozoic- Mesozoic fault blocks and in folds created during structural inversion and shortening.

2.
The eastern part of the survey area falls within the Euphrates Graben, which is an important tectonic structure displaying both the extensional and compressional features. The graben hosts the most significant light hydrocarbon reservoirs in Syria and has been in production for about 20 years.

The Euphrates Graben is a fault-bounded failed rift and forms part of Euphrates Fault System that extends from the Iraqi border in the southeast to the Turkish border in the northwest. The lack of the widespread inversion limits the topographic expression of the Euphrates Fault System.

3.
The southern part of the survey area forms part of what is called the Southern Syrian Platform, which is characterized by relatively simple uplift structure and with thin Mesozoic cover overlying thick Paleozoic rocks. The region forms the NE- trending paleogeographic high on the northern margin of the Rutbah Uplift in Syria. This is a major structure which extends to Iraq and Jordan.

1.2	Oil Habitat in the Surveyed Area:

The Euphrates Graben harbors the most important hydrocarbon plays in Syria. The bulk of the production is from the Lower Cretaceous Rutbah sandstone. This is a high porosity fluviodeltaic sandstone with well-maintained permeability that was deposited during the Neocomian transgression in eastern Syria. The Triassic Mulussa F sandstone is also a very important reservoir. Both charge and seal are provided by the Upper Cretaceous marly limestone of the Shiranish formation and the Rmah chert and Arak marl formations.

Paleozoic reservoir rocks in Syria could include Permian-Carboniferous and Ordovician sandstones that are present at various depths over most of the region. Paleozoic discoveries sourced and sealed Tanf formation in the Euphrates Graben confirms the viability. The presence of suitably timed structural traps and sealing lithologies could be the main controls on the play.

1.3	Production comparables to other Middle Eastern countries

Syria’s oil production of 535,000 bbls/day is small compared to other Middle Eastern countries. 2002 production numbers for other countries are as follows:
•	Saudi Arabia 8.4 million bbls/day
•	Iran 3.7 million bbls/day
•	UAE 2.25 million bbls/day
•	Kuwait 2.1 million bbls/day
•	Libya 1.4 million bbls/day
•	Iraq 0.5 million bbls/day (due to sanctions)

Appendix III: Prospect Areas and Potential Area Maps

This appendix contains Maps defining Prospect Areas and Potential Areas that were created by NXT and submitted to NXT.

The map titled “NXT Report Prospect Areas” and dated April 4, 2004 was created from the data contained in the report submitted by NXT to SPC on April 4, 2004. This map defines the Prospect Areas.

The map titled “NXT Report Potential Areas” and dated April 4, 2004 was created from the data contained in the report submitted by NXT to SPC on April 4, 2004. This map defines the Potential Areas.

The map titled “NXT Report Amendment Prospect Areas” and dated April 4, 2004 was created from the data contained in the amendment submitted by NXT to SPC on April 26, 2004. This map defines the Prospect Areas.

The map titled “NXT Report Amendment Potential Areas” and dated April 26, 2004 was created from the data contained in the amendment submitted by NXT to SPC on April 26, 2004. This map defines the Prospect Areas.

The 22 days between the NXT report and the amendment for Prospect Areas and Potential Areas was used to ensure that all 26 Prospect Areas initially identified met all the criteria established by NXT. The NXT interpretation determined that 12 Prospect Areas from the NXT report did not completely meet the criteria and therefore were downgraded or removed. It also determined that 3 Potential Areas would be upgraded to Prospect Areas leaving a total of 17 Prospect Areas in the amended report.

A similar process was completed for the original 20 Potential Areas resulting in 3 Potential Areas being upgraded to Prospect Areas, 6 Prospect Areas being downgraded to Potential Areas, 6 Potential Areas being removed and 9 Potential Areas being added leaving a total of 25 Potential Areas.

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Country Border
Open Blocks
Potential Areas

NXT
ENERGY EXPLORATION TECHNOLOGIES INC.

Syria Survey Map

NXT Report	**Potential Areas**
Projection: UTM Zone 37,	**Datum: WGS 84**
Scale 1:500,000	**Rev: 1**
Date: 04/Apr/2004	**Kevin Ngo**

Appendix V: SPC Report

SYRIAN ARAB REPUBLIC
MINISTRY OF OIL AND MINERAL RESOURCES
SYRIAN PETROLEUM COMPANY
No.

الجمهورية العربية السورية
وزارة النفط والثروة المعدنية
الشركة السورية للنفط
الرقم : ....

COMMITTEE MINUTES

With reference to resolution number 1089 dated 19/4/2004 related to forming a committee (CT) in order to study and evaluate the airborne survey test to be executed by NXT and to provide a report on that. The CT has made several technical meetings and discussed the report provided by NXT and compared it with the technical data available to the Syrian Petroleum Company. The CT has reached the followings:

- The MOU which was signed between SPC and NXT has stated that NXT will perform a test airborne survey on its account and using a technology of Stress Field Detection of the region designed by SPC. The purpose of this is to accurately define the reliability of the method in defining structures and reservoir rocks and to categorize them according to the hydrocarbon probability.
- Exploration Department has submitted the airborne survey program to NXT which was estimated to cover nearly 4000 line kilometer, and covers an area of 50,000 square km. the program has taken into consideration the discovered structures.
- The survey started on 23/3/2004 and continued for 6 days using a plane which flow at an altitude of 200 m. above surface and at a speed of 320 km/hour and had all the necessary instruments on board.
- NXT has submitted the final report of the results of the survey on 14/4/2004 which included explanation of the method of execution and the interpretation of the results together with maps of surveyed lines and the SFD anomalies represented by circles and designed as follows: P2+; P2; P1+; P1; P+; P
- The final report stated that the circle representing the anomaly was the best portion of the signal response and this portion was used to rank the anomaly.
- NXT divided the SFD anomalies into Category 1 and Category 2. Category 1 anomalies represented the highest probability for structure, reservoir and the potential for hydrocarbons. The P2+; P2 and P1+ anomalies were included in this Category. Category 2 anomalies represented the potential for structure and contained P1; P+ and P anomalies.

  P2+ is the highest level of the presence of structure and reservoir.

  (P2 and P2+) indicates the highest probability of the presence of structures, reservoir characteristic and hydrocarbon probability.

  (P1 and P1+) indicates a good presence of structures and reservoir characteristics.

  (P and P+) indicates to the probability of structures and reservoir characteristics from medium to low.

AL- MUTANABI STREET - DAMASCUS - SYRIA TEL : 2227007 TELEX : 411031 FAX : 2225648
سمبلة/...

40

P is lowest level of probability of presence of structure

- NXT provided in the report other abbreviations for SFD point anomalies. These are points of significant signal character change and are used in the interpretation and ranking of the SFD anomalies.

  BCH – major geological event

  GCH – local change in geology

  NEW GEO - Complete change in geology

  RES - reservoirs

  STR - structures

  These parameters were not evaluated by the CT due to a lack of data in a similar format. The CT focused on confirming the occurrence of structure and potential reservoir due to difficulties in achieving the evaluation from data available to the CT.

The CT with the technical personnel of the Exploration Department has studied the documents presented. SPC compared the documents to its data utilizing regional maps, isochronal maps and seismic sections to correlate them with the results presented by NXT and reached the following conclusions:

Category 1 SFD Anomalies

1. P2+ anomalies. The CT reviewed 16 anomalies and compared them to regional and isochronal amps and seismic cross section and found that 12 P2+ anomalies coincided with previously discovered and drilled structures. The other 4 points were in structural depressions.
2. P2 anomalies. The CT reviewed 21 anomalies and compared them to regional and isochronal maps and seismic cross sections. The CT found that 12 P2 anomalies coincided with discovered structures, 7 anomalies were outside of known structures and the last 2 anomalies coincided on undrilled but mapped structures.
3. P1+ anomalies. The CT reviewed 9 anomalies and compared them to regional and isochronal maps and seismic cross sections. The CT found that 4 of them coincided with drilled structures, 1 was within an undrilled but mapped structure and the other 4 are outside structures.

Category 2 SFD Anomalies

4. P1 anomalies The CT reviewed 84 anomalies and compared them to regional maps. Seismic cross sections were not used with Category 2 anomalies. The CT found that 17 coincided with discovered structures or were on the edge of discovered structures. The balance of the P1 anomalies was outside the mapped structures.
5. P+ anomalies. The CT reviewed 86 anomalies and compared them to regional maps. Seismic cross sections were not used with Category 2 anomalies. The CT found that 28 coincided with mapped structures or were on the edge of discovered structures. The balance of the P+ anomalies was outside the mapped structures.
6. P anomalies. The CT reviewed 11 anomalies and compared them to regional maps. Seismic cross sections were not used with Category 2 anomalies. The CT found that 1 anomaly coincided with a mapped structure. The balance of the P anomalies was outside the mapped structures.

The CT reviewed a total of 227 Category 1 and 2 SFD anomalies. The number of anomalies that coincided with the mapped structures was 77 discovered structures included in the 77 structures were 28 anomalies within drilled structures and 49 anomalies within undrilled structures and the remainder of 150 structures did not coincide with SPC discovered or mapped structures.

41

In addition, the survey program map was overlaid on Maps of discovered structures in Syria and there were 58 structures known to SPC on the flight lines that were not identified by SFD anomalies presented by NXT. In the total of 58 structures there were 48 drilled structures and 10 undrilled. In the 48 drilled structures there were 25 producing structures and 23 dry structures.

Geologist	Haythem Saleh
Geologist	Hassan Ayed
Geologist	Marwan Jammel
Engineer	Tarek Zaza
Engineer	Hamzei Al Dunya
Technician	Ibrahim Al Rafae
Exploration Manager and Head of Committee	Engineer Adnan Al Asami

Endorsed General Director Dr. Eng. Ahmad Mualla

SYRIAN ARAB REPUBLIC * SYRIAN PETROLEUM CO. *

42

Syian Petroleum Company
Structure Comparison with SFD Technology Anomalies

Line No	SFD Anomalies	SPC structures	SFD Hits	SFD Misses	SFD New
9	15	5	5	0	10
22	6	6	4	2	0
10	25	8	6	2	17
20	3	1	1	0	2
11	13	6	5	1	7
12	12	6	3	3	6
13	29	14	12	2	15
14	15	9	7	2	6
15	16	6	4	2	10
1	14	2	2	0	1
16	17	7	6	1	10
2	18	6	6	0	12
3	9	3	3	0	6
4	6	5	3	2	1
17	18	5	5	2	11
5	15	6	6	0	9
6	8	6	5	1	2
18	15	9	7	2	6
19	23	8	6	2	15
7	13	9	7	2	4
8	11	10	5	5	1
Totals	301	137	108	31	151

تم تدقيق هذه الجداول من بنود الدراسة المقدمة
المدعمة مع خرائط التراكيب الزلزالية فقط

11/05/2004 1

Appendix VII: SFD Signal Example

| ---- regional ----------|---------- local ------------------------|------- regional -----------------

The above example of signal response from four SFD sensors illustrates the contrast in subsurface stress development. On the left and right sides of the image the four sensors are responding to the regional stress development of the sedimentary basin. Near the center of the image the four sensors change their response to indicate a change in the stress field gradient. We now have a contrast between the regional stress regime and a particular local stress regime.

NXT has developed empirical templates to identify these local responses to stress field gradient changes as significant structures with the potential for reservoir development.

Appendix VIII: Valentine Report

Under Separate Cover